COHU, INC.

12367 Crosthwaite Circle

Poway, CA 92064-6817

July 26, 2018

VIA EDGAR CORRESPONDENCE

Heather Percival Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Cohu, Inc.
Registration Statement on Form S-4
SEC File No. 333-225770

Dear Ms. Percival:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Cohu, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 2:00 p.m., Eastern time, on July 30, 2018, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, the Registrant acknowledges that:

(i)	should the Commission or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul J. Shim of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2930 with any questions you may have concerning this request. In addition, please notify Mr. Shim if and when this request for acceleration has been granted and the Registration Statement declared effective.

Sincerely, COHU, INC.

By:	/s/ Thomas D. Kampfer
Name:	Thomas D. Kampfer
Title:	VP, Corporate Development, General Counsel and Secretary

cc:	Paul J. Shim, Esq.
Andrea M. Basham, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Tad Freese, Esq.

Chad Rolston, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025